Exhibit 12.1

Associated Materials, LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31, 2011	October 13, 2010 to January 1, 2011	January 3, 2010 to October 12, 2010		Year Ended January 2, 2010		Year Ended January 3, 2009		Year Ended December 29, 2007
	Successor		Predecessor
Earnings:
Income (loss) before income taxes	$(223,223)	$(56,462)	$(66,054)		$23,048		$(23,335)		$15,356
Plus: Fixed charges	87,982	18,621	67,895		88,812		93,727		91,887

Total earnings (loss)	$(135,241)	$(37,841)	$1,841		$111,860		$70,392		$107,243

Fixed charges:
Interest expense	$75,729	$16,120	$58,759		$77,352		$82,567		$81,087
Plus: Imputed interest on operating leases	12,253	2,501	9,136		11,460		11,160		10,800

Total fixed charges	$87,982	$18,621	$67,895		$88,812		$93,727		$91,887

Ratio of earnings to fixed charges	— (1)	— (1)	0.03	(1)	1.26	(1)	0.75	(1)	1.17

(1)	For the year ended December 31, 2011, the successor period October 13, 2010 to January 1, 2011, the predecessor period January 3, 2010 to October 12, 2010 and year ended January 3, 2009, earnings were not adequate to cover fixed charges by $223.2 million, $56.5 million, $66.1 million and $23.3 million, respectively.